September 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Greg S. Belliston

	Re:	PXRE Group Ltd. PXRE Capital Trust IV Registration Statement on Form S-3 File Numbers 333-128354 and 333-128354-01 (the “Registration Statement”)

Ladies and Gentlemen:

     We are the President and Chief Executive Officer of PXRE Group Ltd., a Bermuda company (the “Company”), and Administrator of PXRE Capital Trust IV (the “Trust”), respectively, and are authorized to request the acceleration of the effective date of the Registration Statement (Registration Numbers 333-128354 and 333-128354-01).

     We hereby request that the effective date of the Registration Statement be accelerated to September 22, 2005, and the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time on September 22, 2005 or as soon thereafter as practicable.

     The Company and the Trust acknowledge that they are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement.

     The Company and the Trust also acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring effective, does not relieve the Company and the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	they may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
PXRE GROUP LTD.

By:	/s/ Jeffrey L. Radke
Name: Jeffrey L. Radke Title: President and Chief Executive Officer

PXRE CAPITAL TRUST IV

By:	/s/ John M. Modin
Name: John M. Modin Title: Administrator

cc:	Bruce Byrnes, Esq. Nancy H. Corbett, Esq.